Exhibit 99.1

QIWI Comments on Revocation of Banking License of JSC QIWI Bank

NICOSIA, CYPRUS – February 26, 2024 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), an innovative provider of cutting-edge fintech services, commented on recent developments in Russia related to the previously divested Russian assets, specifically, the revocation of the banking license of JSC QIWI Bank (the “QIWI Bank”) and certain implications such developments may have on the Company’s business and the previously announced intention to buy back its own shares.

Background

As part of its strategy to develop and expand its international business, on January 19, 2024, QIWI entered into an agreement to sell its Russian assets consolidated under its subsidiary JSC QIWI, including QIWI Bank being one of the subsidiaries of JSC QIWI (the “Transaction”). The Transaction was closed and all shares of JSC QIWI were transferred to Fusion Factor Fintech Limited (the “Buyer”), a Hong Kong company wholly-owned by Mr. Andrey Protopopov, the former Director and the CEO of QIWI plc, on January 29, 2024.

The price of the Transaction (the “Transaction price”) was RUB 23.75 billion to be paid in several installments over four years. 100% of the shares of the Buyer were pledged in favor of the Company to secure the payment of the Transaction price.

Further, the Board of Directors of the Company convened an Extraordinary General Meeting of the shareholders (the “EGM”) to be held on March 11, 2024 to approve a buyback tender offer (the “Buyback”) for up to 10% of the Company’s issued and outstanding shares, subject to consummation of the Transaction. The Buyback is expected to be financed by the proceeds from the Transaction.

Recent developments in Russia

On February 21, 2024, the CBR declared that it revoked the banking license from QIWI Bank for cases of non-compliance with federal banking laws and CBR regulations. The full version of the CBR press release is available at https://www.cbr.ru/eng/press/pr/?id=39708.

By its order, the CBR appointed the State Corporation Deposit Insurance Agency as the temporary management of QIWI Bank. The temporary management will carry out its activity until the appointment of a receiver or a liquidator. As a result, QIWI Bank was forced to cease operations.

To our knowledge, QIWI Bank had no signs of bankruptcy. Thus, after the liquidation procedure, the remaining capital should be transferred to its owner, JSC QIWI. As of December 31, 2023, the capital of QIWI Bank comprised RUB 25.0 billion. There is no certainty on how the situation will continue to develop, what time will be required for the liquidation, and whether any funds at all will be available to JSC QIWI after the liquidation.

Implications for QIWI plc

We note that QIWI Bank served as an operator for processing domestic payments in Russia and as a vendor and partner for various cross-border transactions, including certain products and services of our international businesses. We are currently assessing the implications for the Company’s operating and financial performance, but, as of today, we are not able to provide any accurate estimates in this regard.

Implications for the Transaction

The revocation of QIWI Bank’s banking license has a significant adverse effect on the valuation of JSC QIWI. However, the Purchase Agreement between QIWI plc and the Buyer provides that no subsequent changes in the valuation of the assets sold would affect the Transaction price. The Purchase Agreement further provides that neither party shall have the right to terminate (i.e., unilaterally refuse to perform in whole or in part) the Transaction. There can be no assurance at this time, however, whether the Buyer is going to be able to perform its obligations under the Purchase Agreement in accordance with the stipulated timeline.

Under the Pledge Agreement constituting the part of the Transaction, a payment default of the Buyer triggers the right (but not the obligation) of QIWI plc, at its sole discretion, to sell or dispose of the shares of the Buyer and of JSC QIWI at such time and in such manner (whether by public auction, private sale or otherwise) as QIWI plc may consider fit and for such consideration which may be equal to the fair market value as assessed by the independent appraiser or determined through a public auction, or correspond to the Transaction price. QIWI plc also has the right to apply any cash collected or received under or pursuant to this pledge in or towards satisfaction of the secured obligations.

QIWI plc underlines that there is no intention to return the disposed Russian assets back to the Company in case a payment default occurs. Instead, QIWI plc intends to initiate a search for a third party to purchase the receivable together with the right of claim to the pledge and/or pursue other rights and remedies available to the Company under the Purchase Agreement and the Pledge Agreements.

In case of a payment default, the process of selling the pledged shares may still involve various scenarios with varying degrees of complexity and uncertainty, which may lead to a prolonged and potentially arduous process of resolving the situation. This could involve negotiations, legal proceedings, or alternative arrangements, all of which may lead to an extended period of uncertainty in respect of the collectibility of the receivables related to the Transaction. We also note that the Transaction price is denominated in Russian Rubles, which creates currency risks such that a potential Ruble devaluation would have an adverse impact on the financial results of the Company.

Implications on the Buyback

Given that, as previously announced, the Company anticipates using the proceeds of the Transaction to finance the Buyback, any potential payment default by the Buyer would have an immediate adverse impact on the Company’s ability to finance the Buyback. In case the payment default occurs, the Company would have to scale down the Buyback or postpone it until the situation with the collectability of the receivables under the Transaction is resolved.

About QIWI plc.

QIWI Global is an innovative provider of cutting-edge fintech services. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to create adaptive fintech solutions that connect companies and millions of people in a changing world. We offer a wide range of products under several directions: payment and financial services for merchants and B2C clients across various digital use-cases and several other investments in rapidly growing fintech businesses in the MENA, SEA, and EU.

QIWI's American depositary shares are listed on the NASDAQ and Moscow Exchange (ticker: QIWI). For more information, visit qiwi.global.

Contact

Investor Relations

+357.25028091

ir@qiwi.global